# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pyxis Oncology, Inc., CIK 0001782223
CUSIP: 747324101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 321 Harrison Avenue, Boston, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0001769457
Persons authorized to receive notices and communications: Pamela Connealy, 321 Harrison Avenue, Boston, Massachusetts (MA), 02118, (617) 453-3596

## Reporting persons
- Lara Sullivan, M.D. (CIK 0001769457): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,543,007; sole dispositive power 0; shared dispositive power 7,543,007; aggregate amount beneficially owned 7,543,007 (11.21% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Pyxis Oncology, Inc.
Address of issuer's principal executive offices: 321 Harrison Avenue, Boston, Massachusetts (MA), 02118
Comment: This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Common Stock, $0.001 par value per share (the "Shares"), of Pyxis Oncology, Inc. (the "Issuer"), whose principal executive offices are located at 321 Harrison Avenue, Boston, Massachusetts 02118. This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on October 22, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on May 23, 2022, Amendment No. 2 filed on April 4, 2023, Amendment No. 3 filed on April 3, 2024 and Amendment No. 4 filed on December 23, 2024(together with this Amendment No. 5, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings previously defined in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Lara Sullivan
Residence or business address: 321 Harrison Avenue, Boston, MA, 02118.
Present principal occupation or employment: President, Chief Executive Officer and Chief Medical Officer of Pyxis Oncology, Inc.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
In connection with Lara Sullivan's role as President, Chief Executive Officer and Chief Medical Officer of the Issuer, on March 31, 2025, the Issuer granted the Reporting Person a stock option to purchase 918,308 Shares at an exercise price of $0.98 per share. Such stock options vest over a four year period, with 25% vesting on the first anniversary of the grant date, and the remaining 75% vesting in 36 equal monthly installments thereafter, subject to the Reporting Person's continued employment through the applicable vesting date.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
The response to Item 3 of this Amendment No. 5 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 7,543,007 Shares, representing approximately 11.21% of the total number of shares outstanding.This amount includes: (i) an aggregate 5,139,125 Shares obtainable upon exercise of options, certain of which are subject to vesting upon the Reporting Person's continued employment through the applicable vesting date; and (ii) 537,335 Shares obtainable upon vesting of RSUs, all of which are subject to vesting upon the Reporting Person's continued employment through the applicable vesting date.
The foregoing beneficial ownership percentage is based on the sum of (i) 61,590,415 Shares outstanding as of March 17, 2025, as reported in the Issuer's Annual Report on Form 10-K filed on March 18, 2025, plus (ii) the 5,139,125 Shares issuable upon exercise of options granted to the reporting person, and (iii) the 537,335 Shares issuable upon vesting of RSUs granted to the Reporting Person, each of (ii) and (iii) which have been added to the total Shares outstanding in accordance with Rule 13d-(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) of this Amendment No. 5 is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Amendment No. 5 is incorporated by reference herein. Other than as disclosed in this Amendment No. 5, there have been no transactions in the Shares by the Reporting Person effected during the past sixty days.

## Signatures
- Lara Sullivan, M.D.: /s/ Lara Sullivan, Lara Sullivan, President,Chief Executive Officer & Chief Medical Officer (04/02/2025)
Comment: Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).